Kenyatta Computer Services LLC

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,031.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -5,031.20**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-411.85
Net cash provided by financing activities	**$ -411.85**
NET CASH INCREASE FOR PERIOD	**$ -5,443.05**
Cash at beginning of period	1,544.73
CASH AT END OF PERIOD	**$ -3,898.32**